Exhibit 99.4

Telecom Italia Capital

Telecom Italia S.p.A.

Debt Securities

Underwriting Agreement

•, 2006

To the Representatives of the several Underwriters named in Schedule I to the Pricing Agreement

Ladies and Gentlemen:

From time to time Telecom Italia Capital, a company with limited liability (Société Anonyme) organized under the laws of the Grand-Duchy of Luxembourg (“Luxembourg”), registered office 12 rue Eugène Ruppert, L-2453, Luxembourg, Register of Commerce and Companies Luxembourg B-77.970 (the “Company”), and Telecom Italia S.p.A., a joint stock company (Società per Azioni) organized under the laws of the Republic of Italy (the “Guarantor”), propose to enter into one or more Pricing Agreements (each a “Pricing Agreement”) in the form of Annex I hereto, with such additions and deletions as the parties thereto may determine, and the Company, subject to the terms and conditions stated herein and therein, proposes to issue and sell to the firms named in Schedule I to the applicable Pricing Agreement (such firms constituting the “Underwriters” with respect to such Pricing Agreement and the securities specified therein) certain of its debt securities (the “Securities”) specified in Schedule II to such Pricing Agreement guaranteed by the Guarantor (with respect to such Pricing Agreement, the “Designated Securities”).

The terms and rights of any particular issuance of Designated Securities shall be as specified in the Pricing Agreement relating thereto and in or pursuant to a base indenture, dated as of October 6, 2004 (the “Base Indenture”), and a supplemental indenture, to be dated as set forth in the Pricing Agreement (the “Supplemental Indenture” and, such Supplemental Indenture together with the Base Indenture, the “Indenture”) among the Company, the Guarantor and JPMorgan Chase Bank, N.A., as trustee (the “Trustee”). Pursuant to the

Indenture, the Guarantor will guarantee the payment of all amounts due and payable by the Company with respect to the Securities on an unsecured basis and a guarantee of the Guarantor (each, a “Guarantee”) will be endorsed on each Security issued by the Company.

This Underwriting Agreement supersedes the underwriting agreement between the parties hereto dated September 21, 2005 with respect to any Designated Securities issued on or after the date of this Agreement.

1. Particular sales of Designated Securities may be made from time to time to the Underwriters of such Securities, for whom the firms designated as representatives of the Underwriters of such Securities in the Pricing Agreement relating thereto will act as representatives (the “Representatives”). The term “Representatives” also refers to a single firm acting as sole representative of the Underwriters and to an Underwriter or Underwriters who act without any firm being designated as its or their representatives. This Underwriting Agreement shall not be construed as an obligation of the Company or the Guarantor to sell any of the Securities or as an obligation of any of the Underwriters to purchase the Securities. The obligation of the Company or the Guarantor to issue and sell any of the Securities and the obligation of any of the Underwriters to purchase any of the Securities shall be evidenced by the Pricing Agreement with respect to the Designated Securities specified therein. Each Pricing Agreement shall specify the aggregate principal amount of each series of such Designated Securities, the purchase price to the Underwriters of each series of such Designated Securities, the names of the Underwriters of such Designated Securities, the names of the Representatives of such Underwriters and the principal amount of each series of such Designated Securities to be purchased by each Underwriter and shall set forth the date, time and manner of delivery of such Designated Securities and payment therefor. The Pricing Agreement shall also specify (to the extent not set forth in the Indenture and the registration statement and prospectus with respect thereto) the terms of such Designated Securities. The obligations of the Underwriters under this Agreement and each Pricing Agreement shall be several and not joint.

2. Representations and Warranties of the Company and the Guarantor. Each of the Company and the Guarantor jointly and severally represents and warrants to, and agrees with, each of the Underwriters that:

(a) General. A registration statement on Form F-3 (File No. 333-127351-01) (the “Initial Registration Statement”) in respect of the Securities has been filed with the U.S. Securities and Exchange Commission (the “Commission”); the Initial Registration Statement and any post-effective amendment thereto, excluding all exhibits to the Initial Registration Statement but including all documents incorporated by reference in the prospectus contained therein, each in the form heretofore delivered or to be delivered to the Representatives for each of the other Underwriters, have been declared effective by the Commission in such form; other than a registration statement, if any, increasing the size of the offering (a “Rule 462(b) Registration Statement”), filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Act”), which became effective upon filing, no other document with respect to the Initial Registration Statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission (other than prospectuses filed pursuant to Rule 424(b) of the rules and regulations of the Commission under the Act, and any other document which has been incorporated by reference therein since the effective date of the Initial Registration Statement or any post-effective amendment to the Initial Registration Statement, each in the form heretofore delivered to the Representatives); and no stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or directly threatened by the Commission (the base prospectus filed as part of the Initial Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Securities included in the Initial Registration Statement or filed with the Commission pursuant to Rule 424(b) under the Act, is hereinafter called a “Preliminary Prospectus”; the various parts of the Initial Registration Statement and the Rule 462(b) Registration Statement, if any, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the Initial Registration Statement at the time such part of the Initial Registration Statement became effective but excluding Form T-1 and including any prospectus supplement relating to the Securities that is filed with the Commission and deemed by virtue of Rule 430B under the Act to be part of the Initial Registration Statement, each as amended at the time such part of the Initial Registration Statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereinafter collectively called the “Registration Statement”; the “Applicable Time” is the time specified as such in the applicable Pricing Agreement; the Basic Prospectus, as amended and supplemented (by any Preliminary Prospectus or otherwise), immediately prior to the Applicable Time, is hereinafter called the “Pricing Prospectus”; any reference herein to the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to the applicable form under the Act, as of the date of such Basic Prospectus, Preliminary Prospectus, Pricing Prospectus or Prospectus, as the case may be; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Basic Prospectus, Preliminary Prospectus, Pricing Prospectus or Prospectus, as the case may be, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference therein; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Guarantor filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Initial Registration Statement that is incorporated by reference in the Registration Statement; the form of final prospectus relating to the Designated Securities filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing, is hereinafter called the “Prospectus”; and any “issuer free writing prospectus”, as defined in Rule 433 under the Act relating to the Designated Securities is hereinafter called an “Issuer Free Writing Prospectus”

(b) Commission Order. No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) Pricing Prospectus and Issuer Free Writing Prospectus. The Pricing Prospectus as supplemented by the final term sheet prepared and filed pursuant to Section 5(a) hereof and any Issuer Free Writing Prospectus listed in Schedule III to the applicable Pricing Agreement (collectively, the “Pricing Disclosure Package”) as of the Applicable Time (as defined in the applicable Pricing Agreement), did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule III to the applicable Pricing Agreement does not conflict with the information contained in the Registration Statement, the Basic Prospectus the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and, taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(d) Documents Incorporated by Reference. The documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, or that may be used with the written permission of the Company in connection with the offering, sale and listing of the Securities from time to time outside of the United States or its territories or possessions, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as and if applicable, and the rules and regulations of the Commission thereunder and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e) Registration Statement and Prospectus. The Registration Statement and the Pricing Prospectus conform and the Prospectus and any further amendments or supplements to the Registration Statement or the Prospectus will conform, in all material respects to the requirements of the Act and the Trust Indenture Act and the rules and regulations of the Commission thereunder; the Registration Statement and any amendment thereto do not and will not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus and any amendment or supplement thereto will not, as of its date and as of the applicable filing date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Guarantor by an Underwriter of Designated Securities through the Representatives expressly for use therein;

(f) Certain Changes. Since the date of the latest audited or unaudited financial statements, whichever is later, included or incorporated by reference in the Pricing Prospectus, neither the Guarantor nor any of its consolidated subsidiaries has sustained any loss or interference with its business as currently conducted and described in the

Pricing Prospectus, which loss or interference is material to the Guarantor and its consolidated subsidiaries taken as a whole, from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in the Pricing Prospectus; except as otherwise disclosed in the Pricing Prospectus under the caption specified in the Pricing Agreement, since the date of the latest audited or unaudited financial statements, whichever is later, included or incorporated by reference in the Pricing Prospectus there has not been any material change in the share capital of the Guarantor or consolidated long-term debt of the Guarantor and its consolidated subsidiaries; since the date of the latest audited or unaudited financial statements, whichever is later, included or incorporated by reference in the Pricing Prospectus there has not been any material adverse change or, to the best of the Issuer’s or the Guarantor’s knowledge, any development reasonably expected to result in a material adverse change, in or affecting the business, the current or future financial position, shareholders’ equity or results of operations of the Guarantor and its consolidated subsidiaries taken as a whole (a “Material Adverse Effect”) otherwise than as set forth in the Pricing Prospectus;

(g) Due Incorporation, Valid Existence, and Good Standing. The Guarantor is a joint stock company (Societá per Azioni) duly organized and validly existing under the laws of the Republic of Italy; the Company is a company with limited liability for an unlimited duration (Société Anonyme) duly organized and validly existing under the laws of Luxembourg; each of the Company and the Guarantor has the power and authority to own, lease and operate its properties and to conduct its business; each of the Company and the Guarantor has been duly qualified as a foreign corporation for the transaction of business and, to the extent applicable, is in good standing under the laws of each other jurisdiction in which it owns, leases or operates properties or conducts business so as to require such qualification except where the failure to be so qualified or be in good standing would not have a Material Adverse Effect;

(h) Due Authorization, Execution and Delivery. Each of the Company and the Guarantor has (or had in the case of the entry into the Indenture) the corporate power to enter into and perform, and has taken all necessary action to authorize the entry into, performance and delivery of, this Agreement, the Indenture and the transactions contemplated hereby and thereby. Each of this Agreement and the Base Indenture has been, and the Supplemental Indenture and the Pricing Agreement with respect to the Designated Securities will be prior to the issuance of the Designated Securities, duly and validly authorized, executed and delivered by the Company and the Guarantor, and constitutes, and upon execution by the Company and the Guarantor the Supplemental Indenture and the Pricing Agreement with respect to such Designated Securities, prior to the issuance of the Designated Securities will constitute, a valid and binding obligation of the Company and the Guarantor enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(i) Capitalization. Each of the Guarantor and the Company has an authorized capitalization as set forth in the Pricing Prospectus and Prospectus, and all of the issued shares of capital stock of each of the Company and the Guarantor have been duly and validly authorized and issued and are fully paid;

(j) No Transfer Restrictions. Except as described in the Pricing Prospectus and the Prospectus under the captions “Description of Debt Securities and Guarantees – Transfer Restrictions” and “Underwriting – Selling Restrictions – Italy”, there are no restrictions on transfers of the Securities under the laws of, in the case of the Company, Luxembourg or, in the case of the Guarantor, in the Republic of Italy and in the United States;

(k) Validity of the Securities, the Guarantees and the Indentures. The Securities have been duly authorized by the Company, and when Designated Securities are issued, executed by any duly authorized representative of the Company and delivered pursuant to this Agreement and the Pricing Agreement with respect to such Designated Securities (assuming the due authentication by the Trustee) and when the names of the holders thereof are registered in the register of security holders of the Company, such Designated Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture; the Guarantees have been duly authorized by the Guarantor, and, when Designated Securities of the Company are issued and delivered pursuant to this Agreement and the Pricing Agreement with respect to such Designated Securities, the Guarantees will have been duly endorsed thereon and will constitute valid and legally binding obligations of the Guarantor with respect to such Designated Securities, enforceable in accordance with their terms subject as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; the Indenture has been duly authorized by the Company and the Guarantor and duly qualified under the Trust Indenture Act and constitutes a valid and legally binding instrument of the Company and the Guarantor, enforceable in accordance with its terms, subject, as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights; and the Indenture conforms, and the Designated Securities of any particular issuance of Securities and the related Guarantees will conform, to the respective descriptions thereof contained in the Pricing Prospectus as amended or supplemented with respect to such issuance of Designated Securities;

(l) No Conflicts. The issue and sale of the Securities, the compliance by the Company and the Guarantor with all of the provisions of the Securities, the Guarantees, the Indenture, any Supplemental Indenture, this Agreement and any Pricing Agreement, and the consummation of the transactions herein and therein contemplated:

(i) will not conflict with, or result in a violation of the provisions of, or constitute a default under, any material agreement or instrument to which the Company or the Guarantor is a party or by which any of them is bound or to which any of their assets is subject, or any license, permit or authorization held by or issued to the Company or the Guarantor except for any such conflict, violation or default that would not have a Material Adverse Effect or impair the ability of the Company and the Guarantor to consummate the transactions contemplated hereby;

(ii) will not result in any violation of (A) the By-laws of the Company or the Guarantor or (B) any provision of law, judgment or decree of any Governmental Authority (as defined below) except for any such violation under (B) which would not have a Material Adverse Effect or impair the ability of the Company and the Guarantor to consummate the transactions contemplated hereby; and

(iii) do not require any consent, authorization, order, registration or qualification (each a “Governmental Authorization”) of or with any court or governmental, regulatory or stock exchange authority having jurisdiction over the Company or the Guarantor or any of their respective assets, or over the offer and sale of the Securities and the Guarantees (each a “Governmental Authority”), except such Governmental Authorizations that have been duly obtained and which are in full force and effect and copies of which have been furnished to the Underwriters, other than as may be required in connection with the future listing of the Securities on a stock exchange;

(m) No Default. Neither the Company nor the Guarantor is (A) in violation of its By-laws (B) in default in the performance or observance of any obligation contained in any agreement or instrument to which it is a party or by which it or any of its assets may be bound, except for any such or default under (B) which would not have a Material Adverse Effect or impair the ability of the Company or the Guarantor to consummate the transactions contemplated hereby;

(n) Certain Statements in the Prospectus. The statements set forth in the Pricing Prospectus and the Prospectus under the caption “Description of the Debt Securities and Guarantees”, and in the Prospectus with respect to the Designated Securities under the captions referred to in the applicable Pricing Agreement insofar as they purport to constitute a summary of the terms of the Securities, the Guarantees and the Designated Securities, and under the captions “Certain Tax Considerations” and “Plan of Distribution”, and in the Prospectus with respect to the Designated Securities under the captions referred to in the applicable Pricing Agreement, in the case of the Pricing Prospectus, when read together with the final term sheet prepared and filed pursuant to Section 5(a) hereof and insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete in all material respects;

(o) Legal and Governmental Proceedings. Other than as set forth in the Pricing Prospectus and the Prospectus, there are no, and during the period from the date of the last audited financial statements contained or incorporated by reference in the Registration Statement to the date hereof there have not been, any legal or governmental proceedings pending to which the Company, the Guarantor or any of its consolidated subsidiaries is a party or of which any asset of the Company, the Guarantor or any of its consolidated subsidiaries is the subject which, if determined adversely to the Company, the Guarantor or such consolidated subsidiary, would individually or in the aggregate have a Material Adverse Effect; and, to the best of the Guarantor’s knowledge, no such proceedings are directly threatened by any Governmental Authority or threatened in writing by others;

(p) Investment Company Act. Neither the Company nor the Guarantor is and, after giving effect to each offering and sale of the Securities and after application of the proceeds therefrom, will be required to register as an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(q) Governmental Authorization. No Governmental Authorization of or with any Governmental Authority is required to effect payments of principal, premium, if any, and interest on the Securities;

(r) No Currency Restrictions; No Withholding Taxes. All interest on the Securities or the Guarantees may under the current law or regulations applicable in Luxembourg and the Republic of Italy, as the case may be, be paid in any currency in which a particular issuance of Securities is denominated, and may be freely transferred out of Luxembourg and the Republic of Italy; except as described in the Prospectus, such interest will not be subject to withholding or other taxes under the laws or regulations applicable in Luxembourg, for non-Luxembourg resident companies for tax purposes, or the Republic of Italy and is otherwise free of any other tax, withholding or deduction in Luxembourg, other than for residents for tax purposes of Luxembourg and individual residents for tax purposes of other EU Member States or certain dependent territories of the European Union who do not opt for the exchange of information as provided for in the EU Directive 2003/48/EC on savings income, and the Republic of Italy and without the necessity of obtaining any Governmental Authorization in Luxembourg or the Republic of Italy;

(s) No Stamp or Other Taxes. Other than as set forth in the Pricing Prospectus and the Prospectus, no stamp or other issuance or transfer taxes or duties are payable by or on behalf of the Underwriters to Luxembourg (assuming such Underwriters are not resident in Luxembourg for tax purposes) or the Republic of Italy or any political subdivision or taxing authority thereof or therein in connection with (A) the issuance, sale and delivery by the Company or the Guarantor to or for the respective accounts of the Underwriters of the Securities and the Guarantees or (B) the sale and delivery outside Luxembourg and the Republic of Italy by the Underwriters of the Securities and the Guarantees to the initial purchasers thereof;

(t) Licenses, Approvals and Patents. The Company and the Guarantor have all licenses, permits, authorizations, approvals and orders (from Governmental Authorities) and other concessions (collectively the “Licenses”) including of and from all Governmental Authorities that are material to the Guarantor or the Company and are necessary to own or lease their properties and conduct their respective business as described in the Pricing Prospectus, except to the extent that the failure to possess any such Licenses would not have a Material Adverse Effect;

(u) No Labor Dispute. Other than as set forth in the Pricing Prospectus and the Prospectus, no labor dispute, strike or other collective bargaining measure currently exists or is currently threatened by any employees of the Company or the Guarantor or any representative of such employees, which, if resolved to the detriment of the Company or the Guarantor carried out or implemented, would have a Material Adverse Effect;

(v) No Stabilization. None of the Company or the Guarantor has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or the Guarantor to facilitate the sale or resale of the Securities;

(w) Financial Statements. The consolidated financial statements of the Guarantor included or incorporated by reference in the Pricing Prospectus and the Prospectus present fairly the consolidated financial position and consolidated results of operations of the Guarantor and its subsidiaries as at the respective dates or for the respective periods to which they apply and such financial statements have been prepared in accordance with the generally accepted accounting principles in the Republic of Italy (“Italian GAAP”) or International Financial Reporting Standards as adopted by the European Union (“IFRS”) applied on a consistent basis throughout the respective periods involved, except as stated in the Pricing Prospectus; the discussion of material differences between Italian GAAP or IFRS, as applicable, and the accounting principles, practices and methods generally accepted in the United States (“U.S. GAAP”) and the reconciliation of the consolidated financial statements of the Guarantor to U.S. GAAP, as set forth in the Pricing Prospectus, comply in all material respects with the requirements of Form F-3 and the rules and regulations of the Commission relating thereto and present fairly the material variations between Italian GAAP or IFRS, as applicable, and U.S. GAAP required to be so presented; the other financial information (but not including any pro forma financial information or statistical operating data) included in the Pricing Prospectus has been derived from the accounting records of the Guarantor and its respective subsidiaries and presents fairly the information shown thereby; and the pro forma financial information and related notes thereto incorporated by reference in the Pricing Prospectus have been prepared in accordance with the Commission’s rules and guidance with respect to pro forma financial information, and the assumptions underlying the pro forma financial information included or incorporated by reference in the Pricing Prospectus are reasonable and are set forth in the Pricing Prospectus or incorporated by reference therein; and

(x) Independent Public Accountants. Reconta Ernst & Young S.p.A., who have audited the financial statements of the Guarantor, are, and any accounting firm that may from time to time audit the consolidated financial statements of the Guarantor shall be, independent public accountants as required by the Act and the rules and regulations of the Commission thereunder and the standards of the Public Company Accounting Oversight Board.

3. Offers to Sell. Upon the execution of the Pricing Agreement applicable to any Designated Securities and authorization by the Representatives of the release of such Designated Securities, and subject to the conditions set forth herein, the several Underwriters shall purchase and propose to offer such Designated Securities for sale upon the terms and conditions set forth in the Pricing Prospectus and Prospectus.

4. Delivery of Securities. Designated Securities to be purchased by each Underwriter pursuant to the Pricing Agreement relating thereto, in the form specified in such Pricing Agreement, and in such authorized denominations and registered in such names as the Representatives may request upon at least forty-eight hours’ prior notice to the Company shall be delivered by or on behalf of the Company to the Representatives for the account of such Underwriter, against payment by such Underwriter or on its behalf of the purchase price therefor to the account specified by the Company at least forty-eight hours in advance, all in the manner and at the place and time and date specified in such Pricing Agreement or at such other place and time and date as the Representatives and the Company may agree upon in writing, such time and date being herein called the “Time of Delivery” for such Securities.

5. Covenants. Each of the Company and the Guarantor jointly and severally agrees with each of the several Underwriters of any Designated Securities:

(a) General. (i) To prepare the Prospectus in relation to the applicable Designated Securities in a form approved by the Representatives, such approval not to be unreasonably withheld, and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day following the execution and delivery of the Pricing Agreement relating to the applicable Designated Securities or, if applicable, such earlier time as may be required by Rule 424(b); (ii) subject to the filing requirement referred to in sub-clause (i) to make no further amendment or any supplement to the Registration Statement, the Base Prospectus, the Pricing Prospectus or the Prospectus after the date of the Pricing Agreement relating to such Designated Securities and prior to the Time of Delivery for such Designated Securities which shall be reasonably disapproved by the Representatives for such Designated Securities promptly after reasonable notice thereof; (iii) subject to paragraphs (i) and (ii) above, to make no other amendment or supplement to the Registration Statement, the Base Prospectus, the Pricing Prospectus or Prospectus at any time prior to having afforded each Representative a reasonable opportunity to review and comment thereon; (iv) to advise the Representatives promptly of any such amendment or supplement after such Time of Delivery and furnish the Representatives with copies thereof; (v) to prepare the final term sheet, substantially in the form attached as Schedule V to the applicable Pricing Agreement and approved by the Representatives, to file such final term sheet pursuant to Rule 433(d) under the Act within the time required by such Rule and to file any other material required to be filed by the Company or the Guarantor with the Commission pursuant to Rule 433(d) under the Act; (vi) to file timely all reports required to be filed by the Guarantor with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after the Company or the Guarantor receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed with the Commission, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and (vii) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order;

(b) Blue Sky Qualifications. Promptly from time to time to take such action as the Representatives may reasonably request to qualify the Securities for offering and sale under the Blue Sky laws of such jurisdictions as the Representatives may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein for as long as may be necessary to complete the distribution or sale of the Securities; provided, however, that in connection therewith neither the Company nor the Guarantor shall be required to (i) qualify as a foreign corporation or other entity or as an Underwriter of securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) to file a general consent to service of process in any jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject;

(c) Delivery of Registration Statement, Prospectus and Other Documents. Promptly after entering into the Pricing Agreement for such Designated Securities (and in any event within a time reasonably sufficient for the Underwriters to satisfy their prospectus delivery requirements), and from time to time, to furnish the Underwriters with copies of the Registration Statement and each amendment thereto, with copies of the Prospectus in New York City (or such other location as the Representatives may reasonably request) as amended or supplemented including the prospectus filed with the Commission pursuant to Rule 424 under the Act or any stock exchange where the Designated Securities are listed, and with copies of the documents incorporated by reference therein in such quantities as the Representatives may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required at any time in connection with the offering or sale of such Designated Securities and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act, the Exchange Act, the Trust Indenture Act, or the rules of the stock exchange where the Designated Securities are listed to notify the Representatives and upon their request to file such document and to prepare and furnish without charge to each Underwriter and to any Underwriter in securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance;

(d) Earnings Statements. To make generally available to its security holders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Guarantor (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

(e) Clear Market. Unless otherwise agreed, during the period beginning from the date of the Pricing Agreement for such Designated Securities and continuing to and including the Time of Delivery for such Designated Securities, not to offer, sell, contract to sell or otherwise dispose of any debt securities issued or guaranteed by the Company or the Guarantor which mature more than one year after such Time of Delivery, which are substantially similar to such Designated Securities which are denominated in the same currency as such Designated Securities and are offered primarily in the same market as such Designated Securities are primarily offered, without the prior written consent of the Representatives;

(f) Use of Proceeds. To apply the net proceeds from the sale of Designated Securities as described in the Pricing Prospectus under the heading “Use of Proceeds”; and

(g) Rule 462(b) Registration Statement. If the Company and the Guarantor elect to rely upon Rule 462(b), the Company and the Guarantor shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 P.M., Washington, D.C. time, on the date of this Agreement, and the Company and the Guarantor shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act.

6. Free Writing Prospectuses.

(a)

(i) Each of the Company and the Guarantor jointly and severally represents and agrees that, other than a final term sheet prepared and filed pursuant to Section 5(a) hereof, without the prior consent of the Representatives, it has not made and will not make any offer relating to the Securities that would constitute a “free writing prospectus” as defined in Rule 405 under the Act;

(ii) Each Underwriter represents and agrees that, without the prior consent of the Company and the Guarantor and the Representatives, other than one or more term sheets relating to the Securities containing customary information and conveyed to purchasers of the Securities, it has not made and will not make any offer relating to the Securities that would constitute a free writing prospectus required to be filed under Rule 433 under the Act; and

(iii) Any such free writing prospectus the use of which has been consented to by the Company, the Guarantor and the Representatives (including the final term sheet prepared and filed pursuant to Section 5(a) hereof) shall be listed on Schedule III to the Pricing Agreement;

(b) The Company and the Guarantor have complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission, or retention where required, and legending; and

(c) The Company and the Guarantor agree that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company or the Guarantor will give prompt notice thereof to the Representatives and, if requested by the Representatives, will prepare and furnish without charge to each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission;

7. Whether or not the transactions contemplated by this Agreement or the applicable Pricing Agreement are consummated or the Agreement or the applicable Pricing Agreement is terminated, each of the Company and the Guarantor jointly and severally covenants and agrees with each Underwriter to pay or cause to be paid the following: (i) the fees, disbursements and expenses of the counsel and accountants to the Company and the Guarantor in connection with the registration of the Securities under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to each Underwriter; (ii) the cost of printing, producing or reproducing this Agreement, any Agreement among Underwriters, any Pricing Agreement, any Indenture, any Blue Sky and Legal Investment Memoranda, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) any fees charged by securities rating services for rating the Securities (if applicable); (iv) the cost of preparing the Securities; (v) fees and expenses, if any, incident to listing and/or trading of the Securities on any stock exchange on which the Securities are to be listed; (vi) the fees and expenses of any Trustee and any agent of any Trustee on any transfer or paying agent of the Company and the Guarantor and the fees and disbursements of counsel for any Trustee or such agent in connection with any Indenture and the Securities; (vii) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Underwriters may designate and the preparation, printing and distribution of Blue Sky Memorandum (excluding the related fees and expenses of counsel for the Underwriters); (viii) all expenses and application fees incurred in connection with the approval of the Securities for book-entry transfer by DTC; and (ix) all expenses incurred by the Company and the Guarantor in connection with any “road show” presentation to potential investors. Except as provided in this Section and Sections 9 and 12 hereof, each Representative shall pay all other fees, costs and expenses it incurs.

8. Conditions to the Underwriting Obligations. The obligations of the Underwriters of any Designated Securities under the Pricing Agreement relating to such Designated Securities shall be subject to the condition (which may be waived by the Representatives on behalf of the Underwriters) that all representations and warranties and other statements of the Company and the Guarantor in or incorporated by reference in the Pricing Agreement relating to such Designated Securities are, at and as of the Time of Delivery for such Designated Securities, true and correct in all material respects, that the statements of the Company, the Guarantor and their respective officers made in any certificates delivered pursuant thereto are, at and as of the Time of Delivery for such Designated Securities, true and correct, the condition that the Company and the Guarantor shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a) Registration Statements. (i) The Prospectus in relation to the applicable Designated Securities shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; the final term sheet contemplated by Section 5(a) hereof, and any other material required to be filed pursuant to Rule 433 under the Act shall have been filed within the applicable time period prescribed for such filings by Rule 433; if the Company and the Guarantor have elected to rely upon Rule 462(b), the Rule 462(b) Registration Statement shall have become effective by 10:00 P.M., Washington, D.C. time, on the date of this Agreement; (ii) no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or directly threatened by the Commission; no stop order suspending or preventing the use of any Preliminary Prospectus, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or directly threatened by the Commission; and (iii) all requests for additional information on the part of the Commission shall have been complied with to the Representatives’ reasonable satisfaction;

(b) Opinions of U.S. Counsel and Italian Counsel for the Underwriters. (1) Sullivan & Cromwell LLP, or such other U.S. counsel for the Underwriters shall have furnished to the Representatives such written opinion or opinions dated the Time of Delivery for such Designated Securities, with respect to the matters covered in paragraphs (i), (ii), (iii), (iv), (vii) and (x) (except with respect to the matter covered in sub-paragraph (1) therein) of subsection (g) below as well as such other related matters as the Representatives may reasonably request; (2) Chiomenti Studio Legale or such other Italian counsel for the Underwriters, if so requested by the Representatives, shall have furnished to the Representatives such written opinion or opinions dated the Time of Delivery for such Designated Securities with respect to such matters of Italian law and/or non-factual matters as the Representatives may reasonably request; and (3) each of the U.S. counsel and the Italian counsel for the Underwriters shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(c) Opinions of Luxembourg Counsel for the Company. Linklaters Loesch or such other Luxembourg Counsel for the Company reasonably satisfactory to the Representatives shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:

(i) The Company is a company with limited liability (Société Anonyme) duly organized and validly existing under the laws of Luxembourg, with power to enter into and perform its obligations under the Indenture, this Agreement and the Pricing Agreement relating to the Designated Securities and to issue and perform its obligations under the Designated Securities;

(ii) This Agreement and the Pricing Agreement with respect to the Designated Securities have been duly authorized, executed and delivered by the Company and constitute valid and binding agreements of the Company;

(iii) Assuming the Indenture constitutes a valid and binding instrument of the Company under the laws of the State of New York, the Indenture has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding instrument of the Company enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights;

(iv) The Designated Securities to be issued by the Company have been duly authorized by the Company, the certificates evidencing the promise of the Company to make certain payments to the registered holders of the Designated Securities, when duly executed by an authorized representative of the Company appointed in accordance with the Resolutions, have been duly executed and delivered and the Designated Securities, when the holders of the Designated Securities in registered form have been duly registered in the Securities’ Register, will be issued and constitute the valid and legally binding obligations of the Company enforceable in accordance with their terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights;

(v) The issue and sale of the Securities and the compliance by the Company with all of the provisions of the Securities (including without limitation the payment of principal, premium, if any, and interest thereon), the Indenture, this Agreement and the Pricing Agreement with respect to such Designated Securities, and the consummation of the transactions herein and therein contemplated:

(A) will not result in any violation of the Articles of Association or other governing documents of the Company or any applicable provision of Luxembourg law; and

(B) do not require any Governmental Authorization of or with any Governmental Authority of Luxembourg, except such Governmental Authorizations that have been duly obtained and which are in full force and effect and copies of which have been furnished to the Underwriters;

(vi) The statements in the Pricing Prospectus and the Prospectus under the captions “Enforcement of Civil Liabilities Under the United States Securities Laws” to the extent that a judgment by a U.S. court cannot be enforced in Luxembourg, and “Certain Tax Considerations—Luxembourg Tax Considerations” and the captions in the Prospectus referred to in the applicable Pricing Agreement to the extent such statements relate to matters of law or regulation or to the provisions of documents therein described, provide a fair summary of such provisions in all material respects, as of the Time of Delivery;

(vii) Insofar as matters of Luxembourg law are concerned, the Registration Statement and the filing of the Registration Statement with the Commission have been duly authorized by and on behalf of the Company; and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company;

(viii) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of Underwriters not resident in Luxembourg for tax purposes or to any political subdivision or taxing authority thereof or therein in connection with (A) the issuance, sale and delivery by the Company of the Securities to or for the respective accounts of the Underwriters of the Securities or (B) the sale and delivery outside Luxembourg by the Underwriters of the Securities to the initial purchasers thereof in the manner contemplated herein and in the Pricing Agreement;

(ix) The Company’s agreement to the choice of law provisions set forth in Section 20 hereof and in the Indenture will be recognized by the courts of Luxembourg; the Company can sue and be sued in its own name under the laws of Luxembourg; the irrevocable submission of the Company to the non-exclusive jurisdiction of a New York Court, the waiver by the Company of any objection to the venue of a proceeding of a New York Court, and the agreement of the Company that this Agreement shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; service of process effected in the manner set forth in Section 15 hereof will be effective, insofar as the law of Luxembourg is concerned, to confer valid personal jurisdiction over the Company; and judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under this Agreement would be enforceable against the Company in the courts of Luxembourg, subject to applicable exequatur proceedings;

(x) The Company is not entitled to any immunity on the basis of sovereignty or otherwise in respect of its obligations under this Agreement and could not successfully interpose any such immunity as a defense to any suit or action brought or maintained in respect of its obligations under this Agreement; and the waiver by the Company of immunity to jurisdiction (including the waiver of sovereign immunity to which the Company may become entitled subsequent to the date of this Agreement) and immunity to pre-judgment attachment, post-judgment attachment and execution in any suit, action or proceeding against it arising out of or based on this Agreement is a valid and binding obligation of the Company under the laws of Luxembourg;

(xi) The indemnification and contribution provisions set forth in Section 9 hereof do not contravene the laws of Luxembourg; and

(xii) All interest on the Designated Securities may under the current law and regulations applicable in Luxembourg be paid in U.S. Dollars, Euro, Pounds Sterling, Japanese Yen or any other currency in which the Designated Securities are denominated, as the case may be, and may be freely transferred out of Luxembourg; except as described in the Prospectus, such interest will not be subject to withholding or other taxes for companies under the laws applicable in Luxembourg and is otherwise free of any other tax, withholding or deduction in Luxembourg, except for taxes payable by Luxembourg residents for tax purposes and individual residents for tax purposes of other EU Member States or certain dependent territories of the European Union who do not opt for the exchange of information as provided for in the EU Directive 2003/48/EC on savings income, and without the necessity of obtaining any Governmental Authorization in Luxembourg;

(d) Opinions of Italian Counsel for the Guarantor. Labruna Mazziotti Segni, Studio Legale or such other Italian Counsel for the Guarantor reasonably satisfactory to the Representatives shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:

(i) The Guarantor has been duly incorporated and is validly existing as a joint stock company (Societá per Azioni) under the laws of the Republic of Italy; no order or resolution for the winding up of the Guarantor has been made or passed; no judgment has been rendered, declaring the Guarantor bankrupt or in concordato preventivo, amministrazione controllata, amministrazione straordinaria or liquidazione;

(ii) The Guarantor has corporate power to own, lease and operate its properties, and to conduct its business as described in the Prospectus as amended or supplemented and to issue the Guarantees and enter into and perform its obligations under the Indenture, the Guarantees, this Agreement and the Pricing Agreement relating to the Designated Securities and to issue the Guarantee;

(iii) This Agreement and the Pricing Agreement with respect to the Designated Securities have been duly authorized, executed and delivered by the Guarantor and constitute valid and binding agreements of the Guarantor;

(iv) The Indenture has been duly authorized, executed and delivered by the Guarantor and (assuming the due authorization, execution and delivery insofar as the laws of the State of New York are concerned) constitutes a valid and binding agreement of the Guarantor;

(v) The Guarantees to be issued by the Guarantor have been duly authorized by the Guarantor and, when the Designated Securities are duly issued and authenticated in accordance with the terms of the Indenture and delivered pursuant to this Agreement and the Pricing Agreement with respect to such Designated Securities, will be duly endorsed on the particular issuance of Designated Securities, will be duly executed, issued and delivered and will constitute valid and legally binding obligations of the Guarantor enforceable in accordance with their terms, except as (a) the enforceability thereof may be limited by its terms, subject, as to enforcement, to bankruptcy, insolvency or similar laws, reorganization and other laws of general applicability relating to or affecting creditors’ rights and (b) rights of acceleration, if any, and the availability of equitable remedies may be limited by equitable principles of general applicability;

(vi) The issue and sale of the Securities outside of Italy and the performance by the Guarantor of its obligations under the Guarantees, the Indenture, this Agreement and the applicable Pricing Agreement, do not require any Governmental Authorization of or with any Governmental Authority in the Republic of Italy, except such Governmental Authorizations that have been duly obtained and which are in full force and effect and copies of which have been furnished to the Underwriters;

(vii) The statements in the Pricing Prospectus and the Prospectus under the captions “Enforcement of Civil Liabilities Under the United States Securities Laws”, (and under the captions in the Prospectus referred to in the Pricing Agreement) as it relates to Telecom Italia S.p.A., insofar as such statements purport to summarize certain provisions of law or regulation or of documents therein described, provide a fair summary of such provisions in all material respects, as of the date of the Pricing Prospectus and the Prospectus and as of the Time of Delivery;

(viii) Insofar as matters of Italian law are concerned, the execution of the Registration Statement by the Guarantor and the filing of the Registration Statement by the Guarantor with the Commission have been duly authorized by the Guarantor; and the Registration Statement has been duly executed by the Guarantor pursuant to such authorization by the Guarantor;

(ix) The Guarantor’s agreement to the choice of law provisions set forth in Section 20 hereof and in the Indenture will be recognized by the courts of the Republic of Italy; the Guarantor can sue and be sued in its own name under the laws of the Republic of Italy; the irrevocable submission of the Guarantor to the non-exclusive jurisdiction of a New York Court, the waiver by the Guarantor of any objection to the venue of a proceeding of a New York Court and the agreement of the Guarantor that this Agreement and the Indenture shall be governed by and construed in accordance with the laws of the State of New York are legal, valid and binding; there is no provision of Italian law that would render service of process in the manner set forth in Section 15 of this Agreement invalid; and judgment obtained in a New York Court arising out of or in relation to the obligations of the Guarantor under this Agreement and the Indenture would be enforceable against the Guarantor in the courts of the Republic of Italy subject to the provisions of foreign judgments contained in Articles 64 to 71 of Law No. 218 of May 3, 1995;

(x) The Guarantor is not entitled to any immunity on the basis of sovereignty or otherwise in respect of its obligations under this Agreement and could not successfully interpose any such immunity as a defense to any suit or action brought or maintained in respect of its obligations under this Agreement;

(xi) The indemnification and contribution provisions set forth in Section 9 hereof do not contravene the public policy or laws of the Republic of Italy;

(xii) All interest on the Securities may under the current law and regulations applicable in the Republic of Italy be paid (with the exception of the payment of interest on overdue interest which is not allowed under Italian law) in any currency in which the Designated Securities are denominated, as the case may be, which may be converted into foreign currency that may be freely transferred out of the Republic of Italy; and

(xiii) No Governmental Authorization of or with any Governmental Authority is required to effect payments of principal, premium, if any, and interest on the Securities;

(e) Opinion of Italian Tax Counsel. Maisto e Associati or such other Italian Tax Counsel for the Guarantor reasonably satisfactory to the Representatives shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:

(i) The statements in the Pricing Prospectus and the Prospectus under the captions “Certain Tax Considerations—Italian Tax Considerations” and “Description of Debt Securities and Guarantees—Transfer Restrictions”, and under the captions in the Prospectus set forth in the applicable Pricing Agreement insofar as such statements purport to summarize certain provisions of law or regulation or of documents therein described, constitute a fair summary of such provisions in all material respects, as of the Date of the Prospectus and as of the Time of Delivery;

(ii) Except as detailed in the Pricing Prospectus and the Prospectus, no stamp or other issuance or transfer taxes or duties are payable by or on behalf of the Underwriters to the Republic of Italy or to any political subdivision or taxing authority thereof or therein in connection with (A) the issuance, sale and delivery by the Company of the Securities to or for the respective accounts of the Underwriters of the Securities or (B) the sale and delivery outside the Republic of Italy by the Underwriters of the Securities to the initial purchasers thereof in the manner contemplated herein;

(iii) Except as described in the Pricing Prospectus and the Prospectus, all interest, premiums and other proceeds on the Securities received by non-Italian resident investors not holding Securities through a permanent establishment in the Republic of Italy will not be subject to withholding or other taxes under the laws applicable in the Republic of Italy; and

(iv) The issue and sale of the Securities with the Guarantee endorsed thereon and the compliance by the Guarantor with the provisions of the Securities, the Guarantee, the Indenture, this Agreement and the Pricing Agreement relating to the Designated Securities, and the consummation of the transactions herein and therein contemplated will not result in a violation of any Italian tax statute, rule, regulation or decree of any Italian tax Governmental Authority having jurisdiction over the Guarantor and its consolidated subsidiaries or any of their material property;

(f) (1) Opinion of the General Counsel of the Guarantor. The General Counsel of the Guarantor shall have furnished to the Representatives a written opinion, dated the Time of Delivery for such Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:

(i) All of the issued shares of capital stock of the Guarantor have been duly and validly issued and are fully paid;

(ii) To the best of such counsel’s knowledge and other than as set forth in the Pricing Prospectus and the Prospectus, there are no legal or governmental proceedings pending to which the Guarantor is a party or of which any of their material properties is the subject which, if determined adversely to the Guarantor, would, individually or in the aggregate, have a Material Adverse Effect; and, to the best of such counsel’s knowledge, no such proceedings are threatened in writing by any Governmental Authority or threatened in writing by others;

(iii) To the best of such counsel’s knowledge, (a) the Guarantor is not in violation of its By-laws; and (b) the Guarantor is not in default in the performance or observance of any material agreement or instrument to which it is a party or by which it or any of its material assets are subject except for any such violation or default which would not have a Material Adverse Effect or impair the ability of the Company or the Guarantor to consummate the transactions contemplated hereby;

(iv) The issue and sale of the Securities with the Guarantee endorsed thereon and the compliance by the Guarantor with the provisions of the Securities, the Guarantees, the Indenture, this Agreement and the applicable Pricing Agreement, and the consummation of the transactions herein and therein contemplated:

(A) will not result in any violation of the By-laws of the Guarantor;

(B) to the best of such counsel’s knowledge will not result in any violation of any statute, rule, regulation, judgment or decree of any Governmental Authority having jurisdiction over the Guarantor or any of its properties, except where such violation would not have a Material Adverse Effect; and

(C) to the best of such counsel’s knowledge, (i) will not conflict with, or result in a violation of the provisions of, or constitute a default under, any material agreement or instrument to which the Guarantor is a party or (ii) will not conflict with or result in a violation of any material license, permit or authorization held by or issued to the Guarantor, in each case under (i) or (ii) above which would not have a Material Adverse Effect or impair the ability of the Guarantor to consummate the transactions contemplated in this Agreement;

(v) The Guarantor has all licenses, permits, authorizations and approvals, and orders from all Governmental Authorities, that are necessary to own or lease its properties and conduct its businesses and that are material to the Guarantor, except for such licenses, permits, authorizations, orders and approvals the failure to obtain which will not have a Material Adverse Effect;

(2) The Co-Head of the Corporate and Legal Affairs department of the Guarantor shall have furnished to the Representatives his written opinion, dated the Time of Delivery for such Designated Securities, in form and substance satisfactory to the Representatives, to the effect that the statements set forth in the Annual Report under the caption “Regulation” (and the related regulatory development sections, if any, in any Form 6-K incorporated by reference), insofar as such statements purport to summarize certain provisions of law or regulation or of documents therein described, constitute a fair summary of such law, regulation or documents in all material respects;

(g) Opinion of U.S. Counsel for the Company and the Guarantor. Morgan, Lewis & Bockius LLP or such other U.S. Counsel for the Company and the Guarantor reasonably satisfactory to the Representatives shall have furnished to the Representatives their written opinion, dated the Time of Delivery for such Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:

(i) Assuming (a) the Indenture has been duly authorized, executed and delivered by each of the Company and the Guarantor insofar as the laws of Luxembourg and the Republic of Italy, respectively, are concerned, (b) the Indenture has been duly authorized, executed and delivered by the Trustee, and (c) each of the Company and the Guarantor has the full power, authority and legal right to enter into and perform their respective obligations under the Indenture, the Indenture has been duly executed and delivered by each of the Guarantor and the Company and constitutes a valid and binding agreement of each of the Guarantor and the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(ii) Assuming the Designated Securities have been duly authorized, executed, issued and delivered by the Company, insofar as the laws of Luxembourg are concerned, and duly authenticated by the Trustee in the manner provided in the Indenture, the Designated Securities, when issued and paid for in accordance with the terms of the Pricing Agreement, will be duly executed, issued and delivered by the Company, and shall constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(iii) Assuming the Guarantees have been duly authorized, executed and delivered by the Guarantor, insofar as the laws of the Republic of Italy are concerned, the Guarantees will be duly executed and delivered and shall constitute valid and binding obligations of the Guarantor, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(iv) Assuming this Agreement and the Pricing Agreement relating to the Designated Securities have been duly authorized, executed and delivered by each of the Company and the Guarantor, insofar as the laws of Luxembourg and the Republic of Italy, respectively, are concerned, each of this Agreement and the Pricing Agreement has been duly executed and delivered by each of the Company and the Guarantor;

(v) No Governmental Authorization of, or with, any Governmental Authority of the United States or the State of New York is required for the issue and sale of the Designated Securities or the execution and delivery by each of the Company and the Guarantor, as applicable, of this Agreement, the applicable Pricing Agreement, the Indenture and the Guarantees relating to the issuance of the Designated Securities except for such Governmental Authorizations as have been obtained under the Act and the Trust Indenture Act and such Governmental Authorizations as may be required with respect to any Blue Sky laws as to which we express no opinion;

(vi) The statements set forth in the Pricing Prospectus (as supplemented by the final term sheet prepared and filed pursuant to Section 5(a) hereof) and the Prospectus under the caption “Description of Debt Securities and Guarantees” and the captions in the applicable Prospectus referred to in the applicable Pricing Agreement insofar as such statements purport to summarize certain provisions of the Indenture, the Securities, the Guarantees and the Designated Securities, provide a fair summary of such provisions in all material respects;

(vii) The statements set forth in the Pricing Prospectus and the Prospectus under the caption “Certain Tax Considerations – United States Federal Income Tax Considerations” insofar as such statements purport to describe certain federal income tax laws of the United States, are accurate in all material respects;

(viii) Neither the Company nor the Guarantor is and, after giving effect to the offering and sale of the Designated Securities, will be, an “investment company”, as such term is defined in the Investment Company Act of 1940;

(ix) Assuming that this Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantor insofar as the laws of Luxembourg or the Republic of Italy, respectively, are concerned, under the laws of the State of New York relating to submission to personal jurisdiction, each of the Company and the Guarantor has, pursuant to Section 15 of this Agreement, validly submitted to the non-exclusive personal jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”) in any action arising out of or relating to this Agreement or the transactions contemplated hereby and has validly and irrevocably waived to the fullest extent permitted under New York law any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed the Authorized Agent (as defined herein) as its Authorized Agent for the purpose described in Section 15 hereof; and service of process effected on such agent in the manner set forth in Section 15 hereof will be effective to confer valid personal jurisdiction over each of the Company and the Guarantor; and

(x) Such counsel will state that it has considered the matters required to be stated in the Registration Statement, the Pricing Disclosure Package and the Prospectus and the information contained therein but that such counsel has not checked the accuracy, completeness or fairness of, or otherwise verified, the information furnished in the Registration Statement, the Pricing Disclosure Package or the Prospectus, except for the matters described in paragraph (vi) and (vii) above. Such counsel will have generally reviewed and discussed with the Representatives, and with certain officers and employees of, and Luxembourg and Italian counsel and independent public accountants for, the Company and the Guarantor the information furnished, whether or not subject to such counsel’s check and verification. On the basis of such consideration, review and discussion, but without independent check or verification except as stated above, nothing has come to such counsel’s attention that causes it to believe that (1) the documents incorporated by reference in the Prospectus as amended or supplemented (excluding the financial statements, including the notes thereto, and the other financial and statistical data derived therefrom set forth or referred to therein, as to which such counsel expresses no opinion), when it became effective or was filed with the Commission, as the case may be, did not comply as to form in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder; (2) the Registration Statement and Prospectus (excluding the financial statements, including the notes thereto, incorporated by reference therein and other financial and statistical data derived therefrom set forth or referred to therein, as to which such counsel makes no comment) do not comply as to form in all material respects with the requirements of the Act and the Trust Indenture Act and the applicable rules and regulations of the Commission thereunder or (3)(x) the Registration Statement and the prospectus included therein (excluding the financial statements, including the notes thereto, incorporated by reference therein and other financial and statistical data derived therefrom set forth or referred to therein, as to which such counsel makes no comment) at the time the Registration Statement became effective contained an untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (y) the Pricing Disclosure Package, as of the Applicable Time and as of the date hereof, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (z) the Prospectus as of its date and as of the date hereof contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(h) Letter of Independent Certified Public Accountants. (i) Not later than the execution of the Pricing Agreement with respect to the Designated Securities and (ii) at the Time of Delivery for such Designated Securities, the independent certified public accounting firm(s) which have certified the consolidated financial statements included or incorporated by reference in the Registration Statement shall have furnished to the Representatives a letter or letters, dated the date of the applicable Pricing Agreement and a letter dated such Time of Delivery, respectively, in a form and substance satisfactory to the Representatives;

(i) Additional Conditions. (i) None of the Company or the Guarantor shall have sustained since the date of the latest audited or unaudited consolidated financial statements, whichever is later, of the Guarantor and its consolidated subsidiaries included or incorporated by reference in the Pricing Prospectus and the Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Pricing Prospectus and the Prospectus , and (ii) since the respective dates as of which information is given in the Pricing Prospectus and the Prospectus relating to the Designated Securities there shall not have been any Material Adverse Effect otherwise than as set forth or contemplated in the Pricing Prospectus and the Prospectus relating to the Designated Securities, the effect of which, in any such case described in clause (i) or (ii), is in the reasonable judgment of all the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with solicitation by such Representatives of offers to purchase Designated Securities from the Company or the purchase by such Representatives of Designated Securities on the terms and in the manner contemplated in the Pricing Prospectus and the Prospectus relating to the Designated Securities;

(j) No Downgrading. On or after the Applicable Time (i) no downgrading shall have occurred in the rating accorded the debt securities issued or guaranteed by Company or the Guarantor or any guarantee of the Guarantor by any “nationally recognized statistical rating organization”, as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the debt securities of the Company or the Guarantor or any guarantee of the Guarantor;

(k) Market Out. On or after the Applicable Time there shall not have occurred any of the following: (i) a suspension or material limitation in trading in the Company’s or the Guarantor’s securities on the New York Stock Exchange, the Mercato Telematico Azionario or the Luxembourg Stock Exchange; (ii) the imposition of the proposal of exchange controls by any Governmental Authority in the country in the currency of which the Designated Securities may be denominated; (iii) trading in securities generally on the New York Stock Exchange, NASDAQ, the American Stock Exchange, the Mercato Telematico Azionario or the Luxembourg Stock Exchange shall have been suspended or limited minimum prices shall have been established on any such exchange or market by the Commission, the Commissione Nazionale per le Società e la Borsa or the Commission de Surveillance du Secteur Financier, by such exchange or market or by any other Governmental Authority having jurisdiction; (iv) a general moratorium on commercial banking activities shall have been declared by the Italian, Luxembourg, United States Federal or New York State authorities; or (v) the occurrence of any outbreak or escalation of hostilities, or any material adverse change in national or international financial, political, industrial or economic conditions or any calamity or crises, whether within or outside the United States, if the effect of any event specified in this clause (v) in the judgment of all the Representatives, after consultation with the Company and the Guarantor to the extent practicable, makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Designated Securities on the terms and in the manner contemplated in the Pricing Prospectus and the Prospectus relating to such Designated Securities;

(l) Prospectus Delivery. Each of the Company and the Guarantor shall have complied with the provisions of Section 5(c) hereof with respect to the furnishing of prospectuses;

(m) Delivery of Officer’s Certificate of the Company and the Guarantor. The Company and the Guarantor shall each have furnished or caused to be furnished to the Representatives at the Time of Delivery for the Designated Securities a certificate or certificates of officers of the Company or the Guarantor, in such form and executed by such officers of each of the Company and the Guarantor as shall be satisfactory to the Representatives as to the accuracy of the representations and warranties of the Company and the Guarantor herein at and as of such Time of Delivery, as to the performance by the Company and the Guarantor of all of their respective obligations hereunder to be performed at or prior to such Time of Delivery, as to the matters set forth in subsections (a) and (i) of this Section 8 and as to such other matters as the Representatives may reasonably request;

(n) No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any Governmental Authority that would, as of the Time of Delivery, prevent the issuance or sale of the Designated Securities or the issuance of the Guarantee; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Time of Delivery, prevent the issuance or sale of the Designated Securities or the issuance of the Guarantee; and

(o) DTC. The Designated Securities shall be eligible for clearance and settlement through DTC.

(p) Additional Documents. On or prior to the Time of Delivery for each issue of Designated Securities, the Company and the Guarantor shall have furnished to the Representatives such further certificates and documents as all the Representatives may reasonably request.

9. Indemnification.

(a) Indemnification of Underwriters. Each of the Company and the Guarantor will jointly and severally indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each such Underwriter, and each such person who controls any such Underwriters within the meaning of either the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Basic Prospectus, any Preliminary Prospectus, the Registration Statement, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act (provided, however, that any free writing prospectus containing such issuer information prepared by an Underwriter must be a free writing prospectus permitted by this Agreement) or any other prospectus relating to the Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and such losses, claims, damages or liabilities result from a final judgment of a competent court or a settlement which is made in accordance with clause (c) below, and will reimburse each Underwriter for any legal or other expenses duly documented and reasonably incurred by it in connection with investigating or defending any such action or claim as such expenses are incurred;

provided, however, that neither the Company nor the Guarantor shall be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Basic Prospectus, any Preliminary Prospectus, the Registration Statement, the Pricing Prospectus, the Prospectus as amended or supplemented or any Issuer Free Writing Prospectus or any other prospectus relating to the Securities, or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company or the Guarantor by any Underwriter of Designated Securities through the Representatives expressly for use in the Pricing Prospectus or the Prospectus as amended or supplemented relating to such Securities for use therein; provided, however, that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased Securities, or any person controlling such Underwriter, (i) if a copy of the Pricing Prospectus or the Prospectus (as then amended or supplemented if the Company or the Guarantor shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to such person, if required by law so to have been delivered, at or prior to the Applicable Time, and such Underwriter’s failure to deliver the Pricing Prospectus or the Prospectus, as then amended or supplemented, was not due to the Company’s or the Guarantor’s failure to comply with its obligation to timely furnish such Prospectus to such Underwriter, and (ii) if the Pricing Prospectus or the Prospectus (as so amended or supplemented) would have cured the defect giving rise to such losses, claims, damages or liabilities;

(b) Indemnification of the Company and the Guarantor. Each Underwriter will indemnify, severally and not jointly, and hold harmless each of the Company and the Guarantor, the directors, officers, employees and agents of each of the Company and the Guarantor, and each such person who controls the Company and the Guarantor (if any) against any losses, claims, damages or liabilities to which the Company or the Guarantor may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Basic Prospectus, any Preliminary Prospectus, the Registration Statement, the Pricing Prospectus, the Prospectus as amended or supplemented or any Issuer Free Writing Prospectus permitted under this Agreement or any other prospectus relating to the Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and such losses, claims, damages or liabilities result from a final judgment of a competent court or a settlement which is made in accordance with clause (c) below, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Basic Prospectus, any Preliminary Prospectus, the Registration Statement, the Pricing Prospectus, the Prospectus as amended or supplemented or any Issuer Free Writing Prospectus or any other prospectus relating to the Securities, or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company or the Guarantor by such Underwriter through the Representatives expressly for use therein; and will reimburse the Company and the Guarantor for any legal or other expenses duly documented and reasonably incurred by the Company or the Guarantor in connection with investigating or defending any such action or claim as such expenses are incurred;

(c) Notice. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party;

(d) Contribution. If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Guarantor on the one hand and the Underwriters of the Designated Securities on the other from the offering of the Designated Securities to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Guarantor, on the one hand, and the Underwriters of the Designated Securities, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the Guarantor, on the one hand, and such Underwriters, on the other hand, shall be deemed to be in the same proportion as the total net proceeds from the sale of Designated Securities (before deducting expenses) to which such loss, claim, damage or liability relates received by the Company or the Guarantor bear to the total underwriting discounts or commissions received by such Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, relates to information supplied by the Company or the Guarantor, on the one hand, or such Underwriters, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Guarantor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by per capita allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), an Underwriter shall not be required to contribute any amount in excess of the amount by which the total public offering price at which the applicable Designated Securities (to which such loss, claim, damage or liability relates) underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of each Underwriter of Designated Securities in this subsection (d) to contribute are several in proportion to the respective purchases made by or through it, to which such loss, claim, damage or liability (or action in respect thereof) relates and are not joint; and

(e) Additional Liability. The obligations of the Company and the Guarantor under this Section 9 shall be in addition to any liability which the Company or the Guarantor may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company and each officer of the Company who signed the Registration Statements, to each director of the Guarantor and to each officer of the Guarantor who signed the Registration Statements and to each person, if any, who controls the Company or the Guarantor within the meaning of the Act.

10. Default.

(a) If any Underwriter shall default in its obligation to purchase the Designated Securities which it has agreed to purchase under the Pricing Agreement relating to such Designated Securities, Representatives may in their discretion arrange for themselves or another party or other parties to purchase such Designated Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such Designated Securities, then the Company and the Guarantor shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such Designated Securities on such terms. In the event that, within the respective prescribed period, the Representatives notify the Company that they have so arranged for the purchase of such Designated Securities, or the Company notifies the Representatives that it has so arranged for the purchase of such Designated Securities, the Representatives or the Company shall have the right to postpone the Time of Delivery for such Designated Securities for a period of up to five full business days, in order to effect any changes that in the opinion of counsel for the Company and the Guarantor or counsel of the Underwriters may be necessary in the Registration Statement or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Company and the Guarantor agree to file promptly any amendments or supplements to the Registration Statement or the Prospectus that effects any such changes. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to the Pricing Agreement with respect to such Designated Securities;

(b) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Company, as provided in subsection (a) above, the aggregate principal amount of such Designated Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of the Designated Securities, then the Company and the Guarantor shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Designated Securities which such Underwriter agreed to purchase under the Pricing Agreement relating to such Designated Securities and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of Designated Securities which such Underwriter agreed to purchase under such Pricing Agreement) of the Designated Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default; and

(c) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Company and the Guarantor as provided in subsection (a) above, the aggregate principal amount of Designated Securities which remains unpurchased exceeds one-eleventh of the aggregate principal amount of the Designated Securities, as referred to in subsection (b) above, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Designated Securities of a defaulting Underwriter or Underwriters, then the Pricing Agreement relating to such Designated Securities shall thereupon terminate, without liability on the part of any non-defaulting Underwriter, the Company or the Guarantor, except that the Company, the Guarantor and the Underwriters will continue to be liable for the payment of expenses as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

11. Survival of Representations and Warranties. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company, the Guarantor and the Underwriters contained in this Agreement or the applicable Pricing Agreement or made by or on behalf of the Company, the Guarantor or the Underwriters pursuant to this Agreement or the applicable Pricing Agreement or any certificate delivered pursuant hereto or thereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or the applicable Pricing Agreement or any investigation made by or on behalf of the Company, the Guarantor or the Underwriters.

12. Termination. If any Pricing Agreement shall be terminated pursuant to Section 10 hereof, the Company and the Guarantor shall not then be under any liability to any Underwriter with respect to the Designated Securities covered by such Pricing Agreement except as provided in Sections 7 and 9 hereof; but, if for any other reason Designated Securities are not delivered by or on behalf of the Company as provided herein, except to the extent otherwise provided in the applicable Prospectus the Company and the Guarantor jointly and severally agree to reimburse the Underwriters through the Representatives for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Underwriters in connection with this Agreement and the applicable Pricing Agreement and the offering contemplated hereby and thereby; provided, however, that, unless otherwise specified in the applicable Prospectus, the aggregate amount of such out-of-pocket costs and expenses (including the fees and expenses of their counsel) to be reimbursed pursuant to the preceding sentence of this Section 12 shall not exceed $350,000. This Agreement shall remain in full force and effect insofar as Sections 15 and 16 hereof are concerned.

13. Notices. In all dealings hereunder, the Representatives of the Underwriters of Designated Securities shall act on behalf of each of such Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by such Representatives jointly or by such of the Representatives, if any, as may be designated for such purpose in the Pricing Agreement.

Except as otherwise specifically provided herein or in a Pricing Agreement, all statements, requests, notices and agreements hereunder shall be delivered as set forth in Annex II hereto. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

14. Successors and Assigns. This Agreement and each Pricing Agreement shall be binding upon, and inure solely to the benefit of, each Underwriter, the Guarantor and the Company and any person who controls any Underwriter or the Company, and their respective personal representatives, heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any such Pricing Agreement. No purchaser of any of the Securities through or from any Underwriter hereunder shall be deemed a successor or assign by reason merely of such purchase.

15. Consent to Service. Each of the Company and the Guarantor irrevocably (i) agrees that any legal suit, action or proceeding against the

Company or the Guarantor brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Company and the Guarantor irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or becomes entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on the Agreement or the transactions contemplated hereby which is instituted in any New York Court or in any competent court in Luxembourg or the Republic of Italy. Each of the Company and the Guarantor has appointed Telecom Italia Sparkle of North America Inc., 745 Fifth Avenue, 27th Floor, New York, New York, 10151, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. Each of the Company and the Guarantor represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company or the Guarantor shall be deemed, in every respect, effective service of process upon the Company or the Guarantor, as applicable.

16. Indemnification of Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder in U.S. dollars that is expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars, the Company and the Guarantor will jointly and severally indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase U.S. dollars with the amount of Judgment Currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and the Guarantor and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into U.S. dollars.

17. Arm’s Length Terms. Each of the Company and the Guarantor acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company and the Guarantor with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or the Guarantor or any other person. Additionally, neither the Representative nor any other Underwriter is advising the Company or the Guarantor or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. Each of the Company and the Guarantor shall consult with its own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company or the Guarantor with respect thereto. Any review by the Underwriters of the Company or the Guarantor, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company or the Guarantor.

18. Time. Time shall be of the essence in connection with each Pricing Agreement.

19. Certain Defined Terms. For purposes of this Agreement, (a) the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business; and (b) the term “subsidiary” has the meaning set forth in Rule 405 under the Act.

20. Governing Law. This Agreement and each Pricing Agreement shall be governed by and construed in accordance with the laws of the State of New York.

21. Counterparts. This Agreement and each Pricing Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

22. Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

23. Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing is in accordance with your understanding, please reproduce the contents hereof in your acceptance letter, sign on behalf of each of the Underwriters and return it to us, whereupon this letter and the acceptance by you hereof shall constitute a binding agreement between the Company, the Guarantor and each of you in accordance with its terms.

Very truly yours,

TELECOM ITALIA CAPITAL

By:
Title:

TELECOM ITALIA S.p.A.

By:
Title:

Accepted as of the date hereof:

J.P. Morgan Securities Inc. Lehman Brothers Inc. Credit Suisse Securities (USA) LLC Merrill Lynch International Morgan Stanley & Co. Incorporated

By: J.P. Morgan Securities Inc.

By:
Title:

By: Lehman Brothers Inc.

By:
Title: